Exhibit 99.1

Jaguar Mining Inc. Announces Adoption of a Shareholder Protection Rights Plan

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, May 3, 2013 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Corporation") (TSX: JAG) (NYSE: JAG) is pleased to announce that the board of directors of the Corporation has adopted a shareholder protection rights plan, effective May 2, 2013 (the "Rights Plan").  The objective of the Rights Plan is to ensure, to the extent possible, that all shareholders of the Corporation are treated equally and fairly in connection with any initiative to acquire control of the Corporation.

The Rights Plan is not intended to and will not prevent a take-over of the Corporation. The purpose of the Rights Plan is to encourage a potential bidder to make a "Permitted Bid", having terms and conditions designed to meet the objectives of the Rights Plan, or to negotiate the terms of an offer with the board of directors of the Corporation. A Permitted Bid is a take-over bid that is made to all holders of voting shares of the Corporation (other than the bidder), by way of a take-over bid circular prepared in compliance with applicable securities laws, that remains open for acceptance by shareholders of the Corporation for 60 days, and that satisfies certain other conditions.

The Rights Plan must be confirmed by shareholders within six months of its effective date.  The Corporation currently intends to seek shareholder approval of the Rights Plan at its next annual and special meeting of shareholders to be held on June 10, 2013.

The Corporation is not aware of any specific take-over bid for the Corporation that has been made or is contemplated.

A complete copy of the Rights Plan is available upon request. Shareholders wishing to receive a copy of the Rights Plan should make their request by telephone at (647) 494-5524 or by mail to Jaguar Mining Inc., Attention: Corporate Secretary, 67 Yonge Street, Suite 1203, Toronto, Ontario, M5E 1J8.  A copy of the Rights Plan is also filed on SEDAR at www.sedar.com.

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northern Brazil in the state of Maranhão. The Corporation also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Corporation's website at www.jaguarmining.com.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.  This news release may contain assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Corporation's control, which may cause actual results or performance to differ materially from those currently anticipated in such statements.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Corporation Contacts

T. Douglas Willock
Chief Financial Officer
(647) 494-5524
douglas.willock@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 20:21e 03-MAY-13